UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road

Xiaoshan District, Hangzhou City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form  20-F  ☒ Form 40-F ☐

On November 20, 2025, WORK Medical Technology Group LTD (the “Company”), entered into a sales agreement (the “Sales Agreement”) with AC Sunshine Securities, LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent Class A ordinary shares, par value $0.05 per share (the “Class A Ordinary Shares”).

The Company is not obligated to sell any shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations, and the rules of The Nasdaq Stock Market to sell shares from time to time based upon the Company’s instructions, including any price, time, or size limits specified by the Company. Upon delivery of a sales notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Class A Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Company will pay the Sales Agent a commission of 3.5% of the aggregate gross proceeds from each sale of Class A Ordinary Shares and has agreed to provide the Sales Agent with customary indemnification rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses.

Class A Ordinary Shares will be offered and sold pursuant to the prospectus supplement, dated November 21, 2025, to the registration statement on Form F-3 (Registration Number 333-289943), filed by the Company on August 29, 2025 (the “Registration Statement”), that forms a part of such Registration Statement, for an aggregate offering price of up to $200,000,000.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Sales Agreement, which is attached as an exhibit to the current report.

This Form 6-K is hereby incorporated by reference into the Registration Statements and into prospectus outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Legal Opinion of Ogier (Cayman) LLP
10.1	Form of Sales Agreement by and between the Company and the Sales Agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORK Medical Technology Group LTD

Date: November 24, 2025	By:	/s/ Shuang Wu
		Name:	Shuang Wu
		Title:	Chief Executive Officer

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